NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY VICINITY (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS

MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Belladinas Hudson LLC
101 S. Hudson Street
Greenville, SC 29601

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Revenue Sharing Promissory Note (the "Securities"), of ______________________________ a South Carolina LLC (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Revenue Sharing Promissory Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $107,000 (the "Oversubscription Offering"). The Company may accept subscriptions until January 15, 2021 (the "Termination Date"). Providing that subscriptions for $30,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by North Capital Private Securities (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a Limited Liability Company duly formed, validly existing and in good standing under the laws of the State of South Carolina. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval

or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to

facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges

that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of South Carolina.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN SOUTH CAROLINA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Belladina’s Hudson LLC

101 S. Hudson Street

Greenville, SC 29601

If to a Subscriber, to Subscriber’s address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Company: ___________________

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Revenue Sharing Promissory Notes of _____________________, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Revenue Sharing Promissory Notes the undersigned hereby irrevocably subscribes for is: $_____________

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

____

	If the Securities are to be purchased in joint names, both Subscribers must sign:
___________________ Signature	___________________ Signature
___________________ Name (Please Print)	___________________ Name (Please Print)
___________________ Email address	___________________ Email address
___________________ Address	___________________ Address
___________________	___________________
___________________ Telephone Number	___________________ Telephone Number
___________________ Social Security Number/EIN	___________________ Social Security Number
___________________ Date	___________________ Date

*   *   *   *   *

This Subscription is accepted

on _____________, 20___

COMPANY

By: _________________________________

Name:

Title:

REVENUE SHARING PROMISSORY NOTE

Amount: $ **Date:**

FOR VALUE RECEIVED, ___________ (the "**Company**"), promises to pay to the order of ______________ ("**Subscriber**") an amount equal to $, calculated by multiplying the Principal by the Investment Multiple (the "**Amount Due**"). This note (the **"Note"**) is issued as part of a series of similar notes (each a **"Note"** and collectively, the **"Notes"**) to be issued pursuant to the terms of that certain Note Subscription Agreement ("**Note Subscription Agreement**"), dated as of __________, by and among the Company, Subscriber, and the other Subscribers thereto. This Note is subject to the following terms and conditions:

1. **Definitions**

   a. **Closing Date** means the date on which the funds are released to the Company under the Offering. In the event that multiple closings occur in this Offering, the Closing Date applicable to all Notes shall be the last closing in this Offering.
   b. **Initial Grace Period** shall mean the period between the Closing Date and when the company begins producing revenue; not to exceed 6 months from the Closing Date.
   c. **Investment Multiple** means 1.5x.
   d. **Investor Proportion** means, with respect to each Subscriber, a fraction, the numerator of which is the Principal applicable to such Subscriber, and the denominator of which is the Offering Amount.
   e. **Majority in Interest** means those Subscribers whose collective Investor Proportions is greater than 50% of the Offering Amount.
   f. **Maturity Date** means the first business day of the 72nd month following the Initial Grace Period.
   g. **Offering** means the offering of securities under Regulation Crowdfunding under which these Notes were issued.
   h. **Offering Amount** means the aggregate amount of Notes that all Subscribers have purchased in connection with the Offering.
   i. **Periodic Payment** means, with respect to each applicable 3 month period, the Investor Proportion applied to the Periodic Revenue for such 3 month period multiplied by the Revenue Sharing Percentage.
   j. **Periodic Revenue** means, with respect to each 3 month period, the gross revenue of the Company calculated on a cash basis during such 3 month period, excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.
   k. **Principal** means, with respect to each Subscriber, the amount contributed by the Subscriber as set forth above in this Note.
   l. **Repayment Triggering Event** means an event or series of events by which (i) the persons who hold equity interests in the Company on the Closing Date cease to own and control at least 51% of the equity interests in the Company on a fully diluted basis, (ii) the Company merges, consolidates or enters into any similar combination with any other entity (with or without the Company being the continuing or surviving entity), (iii) the Company disposes all or substantially all of its assets to any other entity, or (iv) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup, or dissolution).

m. **Revenue Sharing Percentage** means 1.33% - 5.00% of each period's Periodic Revenue, calculated on a linear scale and rounded to the nearest 0.10%. The final rate is based on the amount raised and calculated after the offering has successfully closed.

Example (based on hypothetical offering amounts raised):

Amount Raised	Revenue Sharing %
$40,000.00	1.33%
$55,000.00	1.83%
$70,000.00	2.33%
$85,000.00	2.83%
$100,000.00	3.33%
$125,000.00	4.16%
$150,000.00	5.00%

n. **Total Payment** means (i) the sum of the Principal of all Subscribers multiplied by (ii) the Investment Multiple.

2. **Note Payments**

a. In consideration for the amount subscribed, and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 10th business day after the close of the 3rd month period following the Initial Grace Period until the Company has paid 100% of the Amount Due to the Subscriber.
b. If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Total Payment.
c. If the Periodic Revenue for any 3 month period is equal to or less than zero, no Periodic Payment will be due to the Subscribers with respect to such 3 month period.
d. The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.
e. If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.
f. If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to the Total Payment, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

3. **Events of Default**

Each of the following shall constitute an "Event of Default"

a. The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 20 business days.

b. The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 20 business days.
c. The Company's breach of any other covenants made by it hereunder and such breach continues for 20 business days.
d. Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
e. The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
f. The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
g. The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
h. Any representation or warranty made by the Company under the Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.
i. The occurrence of a Repayment Triggering Event.

4. **Remedies**
   a. If any Event of Default occurs, the unpaid portion of the Total Payment, and all other amounts payable hereunder to the Subscribers shall become immediately due and payable by the Company to the Subscribers, in accordance with each Subscriber's Investor Proportion.
   b. If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the principal and interest payable hereunder.

5. **General**

   a. **Transfer; Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Subscriber. Notwithstanding the foregoing, the Subscriber may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and Revenue Sharing Percentage will be issued to the transferee.
   b. **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Subscriber shall be governed, construed and interpreted in

accordance with the laws of the State of South Carolina, without giving effect to principles of conflicts of law.

c. **Notices.** Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally, by overnight courier, or sent by email or fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

d. **Amendments and Waivers.** Any term of this Note may be amended only with the written consent of the Company and the Majority in Interest; provided, however, that any such amendment or waiver that applies to or affects any Subscriber in any manner different than such amendment or waiver applies to or affects other Subscribers shall require the written consent of the Subscribers representing a majority of the outstanding principal amount of indebtedness represented by all Notes held by such Subscribers that are so differently affected. Any amendment or waiver effected in accordance with this Section 5 shall be binding upon the Company, each Subscriber and each transferee of any Note.

e. **Entire Agreement.** This Note, together with the Subscription Agreement and the documents referred to therein, constitutes the entire agreement between the Company and the Subscriber pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Subscriber are expressly canceled.

f. **Counterparts.** This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

g. **Loss of Note.** Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

COMPANY:

____

By: ________________________________

Name
Title